Filed Pursuant To Rule 433

Registration No. 333-275079

January 10, 2023

Grayscale Investments® Receives SEC Approval to Uplist Grayscale Bitcoin Trust to NYSE Arca as Spot Bitcoin ETF

Grayscale Bitcoin Trust will become world’s second largest commodity-based ETF and world’s largest spot Bitcoin ETF*

With over a decade of experience sponsoring a regulated Bitcoin investment vehicle on behalf of nearly a million investors, Grayscale has pioneered bridging the gap between the U.S. financial system and Bitcoin

STAMFORD, CT, January 10, 2024—Grayscale Investments®, the world’s largest crypto asset manager*, today announced that the U.S. Securities and Exchange Commission (SEC) has approved NYSE Arca’s application pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 to list the shares of its flagship product, Grayscale Bitcoin Trust (BTC) (OTCQX: GBTC) and is expected to declare GBTC’s registration statement on Form S-3 effective as of 5:00 p.m. EST today. The approval of the application and effectiveness of the registration statement will allow GBTC to operate as a spot Bitcoin ETF and will make it among the first such products to be brought to market in the U.S. GBTC shares will be listed on NYSE Arca under the Ticker: GBTC.

Shares of GBTC are expected to commence trading on NYSE Arca on January 11, 2024. Once GBTC shares start trading on NYSE Arca, GBTC shares will cease trading on the OTC Markets and will have automatically been uplisted to NYSE Arca as shares of a spot Bitcoin ETF. Current GBTC shareholders do not have to take any action prior to GBTC’s expected uplisting to NYSE Arca.

The Trust launched in 2013, became publicly quoted on OTCQX under the symbol: GBTC in 2015, became an Exchange Act reporting company in 2020, and today holds 3.16 percent** of Bitcoin in circulation. Grayscale has a history of working constructively with investors, advisors, media, regulators, and policymakers to help deepen understanding of Bitcoin, blockchain technology, and crypto, more broadly.

“I joined Grayscale Investments in 2014, when the idea of investing in an intangible, digitally-native, non-sovereign asset was inconceivable to most people. But, like many of Grayscale’s future-forward investors, we believed that Bitcoin could change the world, and we were and remain excited at the prospect of democratizing access to this asset through a U.S. regulated investment vehicle,” said Grayscale CEO Michael Sonnenshein. “The approval of spot Bitcoin ETFs in the United States is a monumental step forward for GBTC investors and all those who realize the potential for crypto to transform our future. Today’s historic outcome is a testament to GBTC’s investors for their unwavering patience and support, and to the entire Grayscale team and our partners for their hard work and dedication.”

Once the shares are listed on NYSE Arca, the Trust intends to issue additional shares on a registered basis under the Securities Act of 1933, and employ simultaneous creations and redemptions. Grayscale believes these changes will enable GBTC to more closely track the value of its underlying Bitcoin holdings, after deduction of expenses.

“We are grateful to the SEC for its diligent review of our application, and look forward to GBTC’s next chapter,” said Grayscale CEO Michael Sonnenshein. “With certainty, Grayscale will continue to serve as a leading partner and trusted resource to analysts, investors, financial advisors, institutions, and those interested in exploring investments in Bitcoin and the crypto asset class.”

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC, 290 Harbor Drive, Stamford, CT 06902.

*By AUM as of January 9, 2024

**As of January 9, 2024

About Grayscale Investments®

Grayscale enables investors to access the digital economy through a family of regulated and future-forward investment products. Founded in 2013, Grayscale has a proven track record and deep expertise as the world’s largest crypto asset manager. Investors, advisors, and allocators turn to Grayscale for single asset, diversified, and thematic exposure. Certain Grayscale products are distributed by Grayscale Securities, LLC (Member FINRA/SIPC).

Media Contact

Jennifer Rosenthal

press@grayscale.com

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.